06042351

ARS

simplifyingdatamanagement

NetApp®

Network Appliance, Inc.
2006 Annual Report

Since its inception, Network Appliance has focused on delivering innovative solutions that simplify the complex world of enterprise data management...

reducecost&complexit


798.4
892.1
1,170.3
1,598.1
2,066.5
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143.9
192.4
313.0
462.1
554.3
02
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06

FINANCIAL HIGHLIGHTS
FISCAL YEAR ENDED APRIL 30, 2006

TOTAL REVENUES
($ IN MILLIONS)

CASH FLOW FROM OPERATIONS
($ IN MILLIONS)

EXECUTIVE TEAM

Dan Warmenhoven, CEO
Tom Mendoza, President
Dave Hitz, Founder and EVP
James Lau, Founder, EVP, and Chief Strategy Officer
Steve Gomo, EVP and CFO

Tom Georgens, EVP and GM, Enterprise Storage Systems
Rob Salmon, EVP, Field Operations
Ed Deenihan, EVP, Global Services
Jay Kidd, SVP and GM, Emerging Products Group
Gwen McDonald, SVP, Human Resources



ninimizeriskcontrolchange

Dear Fellow Stockholders,

In its first 10 years as a public company, Network Appliance has grown from a small NAS storage provider to a leading supplier of enterprise data management and storage solutions with thousands of customers in over 120 countries around the world. The key to our long-term success, both past and future, lies in innovating products and solutions that provide customers with the lowest total cost of ownership, along with the architectural simplicity to combat mounting complexity in their IT environments. For the past four years, NetApp has earned a place on *Fortune* magazine's list of the top 100 places to work, while preserving a remarkable corporate culture dedicated to maximizing revenue growth and shareholder returns.

Network Appliance finished fiscal 2006 with three successive quarters of accelerating revenue growth, ending the year with over $2 billion in revenues—a 29% increase over the previous year. GAAP net income increased 18% to $266 million, and non-GAAP net income grew 33%, to over $315 million.[1] Deferred revenue growth, a leading indicator of our increasing penetration in large enterprises, grew 52% year over year. Cash, restricted cash, and investments totaled nearly $1.6 billion, and cash generated from operations during the year grew 20%, to $554 million. We repurchased 17.4 million shares of NetApp common stock during the year, further enhancing shareholder value.

Data Center Proven

Our growth in fiscal 2006 came from successes on several fronts, but the overarching driver of growth was increasing penetration in enterprise data centers. We believe fiscal 2006 was the inflection point for NetApp relevance in mission-critical environments. Our commitment to innovation resulted in the most competitive Fibre Channel SAN capability in our history, driving sales of our new mid range products to over 40% of total units shipped by the end of their first year in production and stimulating a 74% annual increase in the amount of our business that included Fibre Channel connectivity. According to independent industry analysts, not only is NetApp the fastest-growing SAN vendor in the market today, but we also continue to be the leading supplier of NAS and iSCSI storage.

Another key factor in our success is the degree of innovation in our software portfolio—innovation that is unmatched in the industry. NetApp has risen through the ranks of storage providers because our software solution set is built on a unified platform that allows us to focus investments on a single architecture and to sustain the highest rate of innovation in the industry. Our systems software capabilities help customers take more cost out of their environments, simplify the complexity of managing

[1] A reconciliation of FY06 GAAP to non-GAAP net income consists of the following: amortization of intangible assets of $16.1 million; stock compensation of $13.3 million; in-process research and development of $5.0 million; discrete GAAP provision matters recognized ratably for non-GAAP purposes of ($5.2 million); income tax effect of ($2.7 million); as well as a nonrecurring American Jobs Creation Act income tax expense of $22.5 million.



increasedflexibility

©CSCEC+PTW+Arup The National Swimming Centre, known as the 'Water Cube,' will be one of the most dramatic and exciting venues to feature sporting feats for the Beijing Olympics in 2008. Arup provided mechanical, electrical, and structural engineering services for the building which will be the largest Olympic swimming centre ever built with seating and facilities for 17,000 spectators.

their data and their data centers, and achieve utilization rates on their storage infrastructure of twice the industry norms. Our unified architecture also helps organizations improve the productivity of their people and assets, while providing the flexibility they need to respond to changing business requirements.

Much of our growth in data center environments started with secondary storage, providing customers the best data protection, business continuance, and compliance solutions in the industry. Our software enables customers to protect their data assets with less physical storage than is required by other vendor solutions. As a result, NetApp is already the second-largest provider of replication software in the industry. In fact, the replication segment of our business is growing three times faster than the data replication market itself. As more customers experience the tremendous savings achieved with NetApp secondary storage, they are increasingly bringing us into their primary storage environments. This is evidenced by the increase in our SAN and iSCSI business and also by the increase in data management software we've sold to support these environments—more than double over the past year.

Tight integration of NetApp solutions with the most popular data center applications has also contributed to our success in this arena. We continue to deepen our strategic relationships with companies like Oracle, Microsoft, and SAP so that NetApp storage solutions will operate seamlessly with the applications already running in most data centers. With our FlexVol™ feature and products such as SnapManager® for Oracle® and SnapManager for Exchange, customers dramatically simplify the provisioning, replication, and backup of their primary storage for these application environments, helping them gain productivity while reducing costs.

One of the most important contributors to our data center success is our growing global services team. We now have the people, processes, systems, and expertise necessary to support the most complex customer environments in the world. Our professional services help customers get into production faster, optimize their environments, reduce cost, reduce risk, and activate storage in minutes, not days. Services coverage was once a gating factor to our data center growth; now it is a compelling sales contributor. Our penetration into more than 9,000 data centers worldwide is testament to the support our global services team and partners provide.

Our data center penetration has also been fueled by a dramatic jump in customers' awareness of and trust in NetApp for business-critical applications. Awareness has increased considerably over the past year due to more effective outbound marketing efforts and also to a distinct increase in the amount of reference selling from highly regarded external sources. IBM

"Our investment in NetApp has already paid for itself in productivity savings alone. As an example, we have experienced 100% availability of Exchange services since we deployed the NetApp solution five years ago. NetApp continues to deliver on the promises of increased flexibility, performance, reliability, and utilization..."

gave us a resounding endorsement in choosing to sell not only our NAS and iSCSI products but also our SAN capability through an OEM arrangement. The three largest application vendors, Oracle, Microsoft, and SAP, are employing NetApp in their own environments and are endorsing our solutions to their customers more than ever. They consistently cite lowest total cost of ownership in their recommendations. This advantage is supported in an independent study by the Mercer Group that established NetApp as the storage vendor offering the lowest total cost of ownership in SAN, database, and disk-to-disk backup environments. We also have the attention of industry analysts, who have been giving NetApp increasingly positive reviews. We believe the consistency, credibility, and cohesiveness of the NetApp value proposition has caused customer awareness of NetApp solutions to expand dramatically, and as a result many more are considering NetApp as an alternative to their current vendors.

Expanding Addressable Markets

Over the course of this year, we have broadened our total addressable market by extending our reach in several directions. NetApp is moving upward in the market with new ultra-high-end systems, expanding into the domain of large-scale frame arrays for the first time with the advantages of a modular system. We've also expanded outward into adjacent spaces, offering virtual tape libraries and data encryption solutions. These new markets are bringing us into parts of the data center we haven't been in before, and we are beginning to see healthy traction in these areas.

We are also broadening our software portfolio and capabilities. With the next generation of our operating system, Data ONTAP® GX, we are extending our lead in high-performance computing environments by providing scale-out capability far beyond that offered by anyone else in the industry. Over time, this version of our operating system will converge

CUSTOMER**SUCCESS**: **ARUP**

"...NetApp has clearly taken a different and better approach to solve our data center challenges. With the NetApp unified storage architecture, Arup has dramatically reduced data management complexity—and costs. We can manage our storage network with one-sixth the headcount. Deployment, provisioning, and management processes are the same across all NetApp systems. Our administrators can focus on application requirements rather than technology, so the business is better served."

— MARTIN COOPER, CTO
ARUP

Arup is a global design and business consulting firm providing a diverse range of professional services to clients around the world. The firm is the creative force behind many of the world's most innovative and sustainable buildings, transport, and civil engineering projects.

"Over 90,000 companies worldwide rely on Iron Mountain for protecting and storing their information. With Network Appliance, we've found a company equally dedicated to this goal..."

with our current standard, Data ONTAP 7G, bringing true storage grid architecture into the mainstream. In the meantime, we continue to expand the Data ONTAP 7G functionality, bringing new value to customers with every release.

Our latest expansion is into the low end of the market, with a targeted offering for small-to-medium businesses that will be launched early in fiscal 2007. Another market, which is nascent today but likely to emerge rapidly, is the market for virtualization technologies. We are increasing our focus on the V-Series product line, which enables customers to bring the management simplicity of NetApp Data ONTAP to their existing storage from other vendors. Our efforts in all these expansion areas continue to reflect the fundamental differentiating principles at NetApp: help customers reduce cost and complexity, minimize risk, and control change by preserving flexibility.

Building Infrastructure for Sustained Growth

In fiscal 2006, NetApp expanded its infrastructure to handle the business challenges that come with rapid growth. We added nearly 1,200 people, with particular emphasis on engineering, sales, and professional services, ending the year with nearly 5,000 employees. We added to our management team, bringing seasoned, proven individuals to the senior-most ranks, thereby injecting new thoughts and new processes into our organization. We founded an emerging products group to focus on new markets and opportunities outside our core business. And we made investments in scaling our internal IT processes and systems as we worked to build an infrastructure that can scale well beyond $5 billion in revenues.

Our channel development strategy, which is a combination of direct and indirect sales, is also scaling well. Contributions from the indirect channel continue to grow faster than our direct business, a natural result of the leverage we get from the reach of our large partners. Fujitsu Siemens grew 35% in fiscal 2006, to account for over 4% of our revenue. Business through our two-tier distribution partners, Arrow and Avnet, grew 60% this year, to account for nearly 11% of our business. We will continue to invest in developing and training our channels to fuel additional growth and expand our addressable markets. The investments we're making in our top enterprise account program are also paying off, with business from our largest customers growing 41% in fiscal 2006. We believe growth attributable to our direct sales channel is gated primarily by coverage in the field, so we plan to continue hiring to drive sustained top-line expansion.

Our strategy of investing in our business to maximize revenue growth and long-term profitability remains the same. Based on sensitivity analyses that we've conducted with our financial models, we believe


unmatchedsimplicity

returning approximately 16% operating margins to shareholders in the near term optimizes both revenue growth and profitability in the long run. As long as we see expanding market opportunities, we plan to invest at current levels to capture market share as quickly as possible.

Looking ahead, NetApp is well positioned to remain the fastest-growing storage company in the industry. We are clearly the most nimble vendor, innovating at a much faster rate than the competition because of the advantages we derive from our unified software foundation. With our escalating success in enterprise data centers, we expect to become an increasingly strategic data management partner to more customers around the world. By listening closely to our customers and quickly providing them with new ways to get the most value from their investments, we believe our prospects for growth are stronger than ever.*

We would like to thank all NetApp employees, customers, and partners for their contributions to a successful fiscal 2006. We look forward to growing with you in 2007.

Dan Warmenhoven
Chief Executive Officer

Tom Mendoza
President

*Please see the following page for important disclosures regarding forward-looking statements contained herein.

CUSTOMER**SUCCESS**: **IRON MOUNTAIN**

"...The efficiency, administrative simplicity, and fast recoverability of the NetApp disk-based storage solutions are integral to our business services. We also rely on their Decru DataFort™ for encrypting backup tapes; it's the clear leader and has significantly improved the security of our backup process."

— KEVIN RODEN, EVP AND CIO
IRON MOUNTAIN INCORPORATED

Iron Mountain helps organizations around the world reduce the costs and risks associated with information protection and storage. Iron Mountain offers comprehensive records management, data protection, and information destruction solutions for corporations around the world.

NetworkAppliance®

U.S. Main Offices

Network Appliance, Inc.
Corporate Headquarters
495 East Java Drive
Sunnyvale, CA 94089

Network Appliance
Federal Systems, Inc.
8405 Greensboro Drive
Suite 1000
McLean, VA 22012

Network Appliance
Research Triangle Park
7301 Kit Creek Road
Research Triangle Park, NC 27709

Network Appliance
New England
375 Totten Pond Road, 3rd Floor
Waltham, MA 02451

Network Appliance
Pittsburgh Technology Center
800 Cranberry Woods Drive, Suite 300
Cranberry Township, PA 16066

Decru, a NetApp company
275 Shoreline Drive, 4th Floor
Redwood City, CA 94065

International Main Offices

Network Appliance B.V.
Vision Plaza East
Boeing Avenue 300
1119 PZ Schiphol-Rijk
The Netherlands

Network Appliance Systems India PVT Ltd.
The Estate, 6th Floor
121 Dickenson Road
Bangalore, 560042

*This letter contains forward-looking statements as defined under Federal Securities Laws. These statements involve risk and uncertainty, and include statements regarding our belief in expanding market opportunities, our ability to increase product capabilities and performance, our targeted future operating margins, our planned investment and hiring levels, our rate of innovation relative to others in our markets, and our prospects and expectations concerning future growth. Actual results could vary due to risk factors including, but not limited to, the possibility that the storage market trends and emerging standards on which we base our assumptions do not materialize as anticipated, increased competition in the market for our storage products and solutions and resulting downward pricing pressures that could negatively impact our future revenue growth rate and our future gross margin, a further price decline per petabyte for our products which may have an adverse impact on our future gross margin, increased global service investment cost, the effect of indirect sales including OEM, customer demand for products and services, increased competition, changes in our ability to develop new products and functionality in a timely manner, a decline in general economic conditions, and fluctuations in foreign currency exchange rates. Other equally important factors that could cause actual results to differ from those in the forward-looking statements are detailed in the risk factors section of our 10-K and 10-Q reports on file with the SEC and accessible through our Web site, http://investors.netapp.com/.